

February 4, 2011

Via Facsimile (312.407.8522) and U.S. Mail

Rodd M. Schreiber, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606

> **Re:   Playboy Enterprises, Inc.**
> **Schedule 14D-9 filed on January 24, 2011**
> **File No. 005-56499**
>
> **Schedule 13E-3 filed on January 24, 2011**
> **File No. 005-56499**

Dear Mr. Schreiber:

We have reviewed the filings above and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments.  All defined terms used here have the same meaning as in the Schedule 14D-9.

General

1.      We note that Playboy has requested confidential treatment with respect to three of the exhibits to the Schedule 13E-3.  Comments on the request will be sent under separate cover.

2.      Please advise how the Company has complied with Exchange Act Rule 13e-3(e)(1)(ii) and the related instructions.

**Schedule 13E-3**

3.      It appears that the Company has elected to incorporate by reference the information required by Item 1010(a) of Regulation M-A and has relied on the bidder's disclosure in its Offer to Purchase of the summarized financial information of the Company to satisfy its obligation to provide the information required by Item 1010(c) and Instruction 1 to Item 13 of Schedule 13E-3. However, such disclosure omits the ratio of earnings to fixed charges information required by Item 1010(c)(4) of Regulation M-A. Please revise the Schedule 13E-3 to provide the ratio of earnings to fixed charges information required by Item 1010(c)(4) of Regulation M-A, notwithstanding the statement on page 81 of the Offer to Purchase that Playboy "does not report its ratio of earnings to fixed charges in the reports it files with the SEC." Alternatively, the Company may incorporate such additional disclosure by reference to the Offer to Purchase to the extent the bidders revise the Offer to Purchase to provide such additional information.

        Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that Playboy present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which Playboy has any fixed charges.

**Schedule 14D-9**

4.      It is the Company's responsibility to summarize accurately. Please revise the first paragraph on page 3 indicating that the summary of the merger agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. While the Company may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions of the applicable statutes. Disclosure can direct investors to read the entire Merger Agreement for a more complete discussion. Please apply this comment to similar qualifications regarding other summaries throughout the disclosure document.

Background of the Offer, page 18

5.      Please expand upon Mr. Flanders' role as a filing person in the going-private transaction. We note that first reference in this section to Mr. Flander's participation as a filing person appears on the top of page 35 and describes his rollover agreement. If Mr. Flanders had previously engaged in discussions with various parties regarding his participation in the going-private as part of Purchaser Group, please disclose accordingly.

6.      Please disclose the status and outcome of Playboy's discussions with Firm A, Firm D and

Firm E.  Did such firms drop out of the bidding or were they rejected by Playboy's board?

Reasons for the Merger…, page 35

7.      All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail.  See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).  It appears that the Board expressly adopted the recommendation of the Special Committee in reaching the decision to approve the Rule 13e-3 transaction.  Note that to the extent the Special Committee's discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.  We note for example that the recommendation and analysis of the Special Committee does not appear to address the factors described in clauses (ii) and (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were deemed material or relevant.  Please revise accordingly.

Forward-Looking Statements, page 59

8.      We refer you to the second to last sentence of this section.  Such statement is inconsistent with the Company's obligations to amend and promptly disseminate revised information in the event that its existing disclosure materially changes.  See Exchange Act Rule 13e-3(d)(2) and 13e-3(f)(1)(iii).  Please revise accordingly.

*       *       *       *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the Company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to me at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions